SE(

19007268

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W Nifong Blvd Ste 3B
(No. and Street)

Columbia	MO	65203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leann Knuth 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin LLC
(Name – *if individual, state last, first, middle name*)

7285 W 132nd St. Ste 210	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EO

RMS

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

JEWELEE WINN
My Commission Expires
May 19, 2019
Boone County
Commission #15635519

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR YEAR ENDED
DECEMBER 31, 2018

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaBrunerie Financial Services, Inc. (the "Company") as of December 31, 2018, the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2018.

Overland Park, Kansas

February 27, 2019

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) LaBrunerie Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
February 27, 2019

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of

LaBrunerie Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (the "SIPC") Series 600 Rules, which are enumerated below and were agreed to by LaBrunerie Financial Services, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment, if any, with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
February 27, 2019

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

		2018
CURRENT ASSETS		
Cash	$	226,399
Clearing Deposits (Money Market)		51,311
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		12,073
Commissions Receivable (includes allowance for doubtful accounts of $0)		52,618
Prepaid Expenses		35,692
		378,093
OTHER ASSETS		
Available for sale investments-Note G		-
PLANT AND EQUIPMENT		
Leasehold Improvements		13,102
Office Furniture & Equipment		86,320
		99,422
Less Accumulated Depreciation		(58,155)
		41,267
TOTAL ASSETS	$	419,360

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	19,727
Accrued Payroll		6,713
Profit Sharing Contribution Payable		37,416
Due to ALCO-Cost Allocation (Related Party)		67,465
TOTAL LIABILITIES		131,321
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued		3,000
Paid in Capital		69,130
Retained Earnings		215,909
TOTAL STOCKHOLDERS' EQUITY		288,039
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	419,360

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2018

	2018
REVENUES	
Securities Commissions	$ 39,408
Mutual Funds, Concessions, and Insurance Products-12b-1s	995,680
TOTAL REVENUES	$ 1,035,088
COMMISSIONS PAID	510,561
GROSS PROFIT	524,527
OVERHEAD EXPENSES	
Accounting	58,056
Advertising	3,760
Legal Fees	13,417
Clearing Costs	15,964
Client Gift	55
Compliance	12,032
Computer Supplies	8,917
Contract Labor	7,975
Contributions	4,725
Depreciation	6,768
Dues and Subscriptions	29,667
Equipment Rental	124
Finance Charge	113
Meals and Entertainment	4,586
Insurance	27,607
Office Expense	16,110
Occupancy	21,939
Operating Cost Allocation-RIA	67,465
Payroll Taxes	32,635
Pension	53,555
Postage	853
Printing	605
Recruiting	310
Repairs and Maintenance	3,632
Salaries & Wages	244,037
Taxes and Licenses	9,265
Travel	8,578
Utilities	872
Website	2,100
TOTAL OVERHEAD EXPENSES	655,722
OPERATING INCOME (LOSS)	(131,195)
OTHER INCOME	
Interest Income	1,015
Dividends	670
Expense Reimbursement	3,985
Management Fee	132,000
Other Income	8,841
Realized Gain on Investment	13,813
TOTAL OTHER INCOME	160,324
OTHER EXPENSE	
Bad Debt Expense	27,719
TOTAL OTHER EXPENSE	27,719
NET INCOME	$ 1,410
Unrealized gains on securities:	
Unrealized holding gains (losses) arising during the period	(12,904)
OTHER COMPREHENSIVE INCOME	(12,904)
COMPREHENSIVE INCOME	$ (11,494)

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2017	$ 3,000	$ 69,130	$ 337,569	$ 9,834	$ 419,533
Net Income (Loss)	-	-	1,410	-	1,410
Shareholder Distributions	-	-	(120,000)	-	(120,000)
Change in Unrealized Holding Gains (Losses)	-	-	-	(12,904)	(12,904)
Adjustment to Comprehensive Income	-	-	(3,070)	3,070	0
BALANCE, DECEMBER 31, 2018	$ 3,000	$ 69,130	$ 215,909	$ 0	$ 288,039

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	1,410
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends and Capital Gains Reinvested		(15,498)
Depreciation		6,768
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable		9,350
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		27,638
Accounts Payable		(17,898)
Accrued Payroll		6,713
Profit Sharing Contribution Payable		16,271
Due to ALCO-Cost Allocation (Related Party)		(23,869)
Commissions Payable-Related Party		(3,120)
Due to Shareholders		(4,341)
Prepaid Expenses		(32,214)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(28,790)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds From Sale of Investments		72,888
NET CASH PROVIDED BY INVESTING ACTIVITIES		72,888
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Shareholder Distributions		(120,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		(120,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(75,902)
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		353,612
CASH AND CASH EQUIVALENTS-END OF YEAR	$	277,710

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2018.

See Accompanying Notes to the Financial Statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994, and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid. The Company's major sources of revenue are investment 12b-1 fees, insurance commissions, and other transactional fees.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Plant and equipment are depreciated using the straight-line method over their useful lives ranging from three to forty years. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2018 were $52,618. Commissions payable at December 31, 2018 were $19,727. Commissions receivable are carried at their gross value with no discount.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Revenue Recognition: The Company receives revenues from investment 12b-1 fees, insurance commissions, and other transactional fees. Revenues are recognized on the trade date. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2018
Cash in Bank	$ 226,399
Money Market Funds	51,311
Total Cash and Cash Equivalents	$ 277,710

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2018
Furniture and Equipment	$ 86,320
Leasehold Improvements	13,102
	99,422
Accumulated Depreciation	(58,155)
Total Plant and Equipment - Net	$ 41,267

Depreciation expense for the year ended December 31, 2018 was $6,768.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2018, the Company had net capital of $192,173 ($142,173 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 68.33% for 2018.

NOTE E—CONTROL REQUIREMENTS

There are no amounts as of December 31, 2018, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RELATED PARTY TRANSACTIONS

Alex LaBrunerie is the majority shareholder in Alexander LaBrunerie & Co, Inc. For the year ending December 31, 2018 Alexander LaBrunerie & Co, Inc. paid LaBrunerie Financial an administrative fee of $132,000 which is reported as other income in the statement of income and comprehensive income.

NOTE F—RELATED PARTY TRANSACTIONS (continued)

The Company occupies office space in a building that is owned by Ferd LaBrunerie. Ferd is a former owner and the father of Alex LaBrunerie. The Company leases the office space on a month to month basis which totaled $18,000 for the year ended December 31, 2018 and is reported in occupancy expense in the statement of income and comprehensive income. The Company is responsible for paying condominium fees, common area maintenance, and real estate taxes and these items are paid directly to the appropriate vendors by the Company. The Company incurred $67,465 as part of a shared expense agreement, all of which was due to Alexander LaBrunerie & Co, Inc. at December 31, 2018. At December 31, 2018, Alexander & Co., Inc. owed the Company $12,073.

At December 31, 2018 the Company owed Ferd LaBrunerie $0 for commissions. The Company paid total commissions of $34,940 to Ferd LaBrunerie for the year ended December 31, 2018.

NOTE G—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2018, investments consisted of:

	1/1/18 Beginning Fair Value	Reinvested Investment Income	Market Change	Transfers, Purchases & Sales	12/31/18 Ending Fair Value
December 31, 2018					
Available For Sale Investments	$ 70,293	$ 15,499	$ (12,904)	$ (72,888)	$ -

An unrealized loss of $12,904 has been charged to other comprehensive income for the year ended December 31, 2018.

NOTE H—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 27, 2019, which is the date the financial statements were issued. There are no events or transactions occurring after December 31, 2018 required to be reported or disclosed.

NOTE I—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2017, 2016, and 2015 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE J—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The Company's contributions totaled $53,555 for the year ended December 31, 2018. At December 31, 2018 the Company had an accrued contribution payable of $37,416.

NOTE K – CONCENTRATIONS AND CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. These deposits are kept within limits designed to prevent risks caused by concentration. The account balances maintained are covered by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for December 31, 2018. At December 31, 2018, the Company had no balances in excess of FDIC insurance. The Company has not sustained any losses due to exposure noted above.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2018, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

During the year ended December 31, 2018, approximately 66% of all of the Company's revenues were produced by one individual. During the year ended December 31, 2018, approximately 70% of all of the Company's revenues were received from two vendors producing 57% and 13% respectively.

NOTE L – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies requiring disclosure as of the year ending December 31, 2018.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

SCHEDULE I
LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2018

		2018
Net Capital		
Ownership Equity	$	288,039
Less Non Allowable Assets		
Net Fixed Assets		(41,267)
Due From Alexander LaBrunerie & Co, Inc.		(12,073)
Commissions Receivable more than 30 days past due		(5,808)
Prepaid Insurance		(35,692)
Total Allowable Capital		193,199
Less Regulatory Reduction on Investments		1,026
Total Net Capital		192,173
Minimun Net Capital Requirement		(50,000)
Excess Over Minimum Net Capital Requirement		142,173
Total Aggregate Indebtedness	$	131,321
Ratio of Aggregate Indebtedness to Net Capital		68.33%

A reconciliation of the company's computation of the net capital is not necessary because there were no material differences between audited net capital and net capital reported in the Part IIA FOCUS report.

See Accountant's Report and Notes.

SAMYN & MARTIN, L.L.C.

February 27, 2019

To the Audit Committee and Board of Directors
LaBrunerie Financial Services, Inc.
Attn: Alex LaBrunerie
601 W. Nifong Boulevard, Suite 3B
Columbia, Missouri 65203

In connection with our audit of the financial statements and supplemental information of LaBrunerie Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2018, we have issued our report thereon dated the same date as this letter. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies that were used by the Company in its financial statements for the year ended December 31, 2018 are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company had no critical accounting estimates affecting the financial statements for the year ended December 31, 2018.

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During our audit we noted nothing that would lead us to doubt the quality of the Company's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Attached is a listing of the accumulated misstatements identified during the audit which have all been fixed with adjusting journal entries.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents various supplemental schedules that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with AS2701, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Samyn & Martin, LLC

Samyn & Martin, LLC

Labrunerie Financial
December 31, 2018
Adjusting Journal Entries

	DR	CR	Income (loss)
	net income before adj.		11,554.81
(1)			
Accounts receivable	39,883.61		
Sales: Jackson National		39,883.61	39,883.61
to accrue the Dec 2018 trails received in Jan of 2019 to be consistant with prior year			
(2)			
Commissions exp	18,157.83		
Accrued commissions		18,157.83	(18,157.83)
To accrue related commissions on revenue accrued in AJE #1			
(3)			
401K match	35,293.58		
401(k) Payable		35,293.58	(35,293.58)
to accrued for the profit sharing payable at year end 2018			
(4)			
Salary expense	6,713.39		
Accrued payroll		6,713.39	(6,713.39)
Accrue payroll for the period from 12/24 through 12/31 for everyone except Alex who is already accrued above in AJE #2. See CC-5.			
(5)			
Prepaid expenses	10,136.00		
Compliance consultant		10,136.00	10,136.00
2019 fees paid to FINRA in Dec of 2018.			
	Net income after adj.		1,409.62

Passed adjusting journal entries

NONE

LABRUNERIE
FINANCIAL
Since 1966

P: 573-449.5313
P: 800.736.7460
F: 573-449-8101

601 W Nifong Blvd #3B
Columbia, MO 65203
labrunerie.com

The Exemption Report

The following statements are made to the best knowledge and belief of Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2018 without exception.

1/25/19

Alexander LaBrunerie

President

LaBrunerie Financial

Date